SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 25, 2020

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips publishes its Annual Report 2019”, dated February 25, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 25th day of February 2020.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

February 25, 2020

Philips publishes its Annual Report 2019

Company provides update related to coronavirus disease 2019 (COVID-19) outbreak

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today published its Annual Report 2019, and expects to file the report on Form 20-F with the US Securities and Exchange Commission later today (www.sec.gov). Philips’ Annual Report 2019 will be on the agenda of the Annual General Meeting of Shareholders (AGM), to be held on April 30, 2020. The convocation notice and the agenda (including explanatory notes) for the AGM will be published in due course.

The Annual Report 2019 is available to shareholders and other interested parties via this link. The Annual Report 2019 on Form 20-F will also be available via webpage https://www.results.philips.com#downloads. A printed copy can be obtained free of charge upon written request to the following email address: annual.report@philips.com.

Company update related to coronavirus disease 2019 (COVID-19) outbreak

The impact of the coronavirus outbreak on public life and the industry in China is also affecting the demand for Philips’ consumer portfolio in the country and Philips’ global supply chain. While this is expected to have a negative impact on the financial performance of Philips in the first quarter of 2020, the company cannot quantify the magnitude and duration of such impact at this time given the fluidity of the situation. Philips continues to monitor and assess its business operations daily, and will provide an update as appropriate.

In connection with the COVID-19 outbreak, Philips has implemented precautionary measures and protocols based on recommendations from official health authorities, such as the World Health Organization (WHO). Additionally, Philips has mobilized resources to support the prevention and control of the COVID-19 outbreak. For example, the Philips Foundation with the support of Philips China, has donated medical equipment and supplies to the newly built Thunder God Mountain Hospital in Wuhan city to facilitate the diagnosis and treatment of pneumonia resulting from COVID-19 infections.

For further information, please contact:

Ben Zwirs
Philips Group Press Office
Tel.: +31 6 15213446
E-mail: ben.zwirs@philips.com

Leandro Mazzoni
Philips Investor Relations
Tel.: +31 20 59 77222
E-mail: leandro.mazzoni@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2019 sales of EUR 19.5 billion and employs approximately 80,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.